CFN Lawyers LLC 418 Broadway #4607 Albany, NY 12207, USA +1 (646) 386 8128 Main cfn@cfnllc.us Email

August 30, 2024

Via EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Eric McPhee
Mark Rakip
Kibum Park
Mary Beth Breslin

Re:	Masonglory Limited (CIK No. 0002020228)
Draft Registration Statement on Form F-1
Submitted June 26, 2024
Response to the Staff’s Comments Dated August 24, 2024

Dear Sirs/Madams,

On behalf of our client, Masonglory Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 24, 2024 on the Company’s draft registration statement on Form F-1 confidentially filed on June 26, 2024. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Staff’s comments from its letter dated August 24, 2024 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 submitted June 26, 2024

Cover Page

1.	We note your placeholder in the selling shareholder prospectus cover page for a price range for the resale offering, indicating that the offering price will not be fixed at the time of effectiveness and that you will disclose the midpoint of the range. Please revise both prospectus cover pages to disclose the fixed price at which selling shareholders will offer their shares, or alternatively confirm that the selling stockholders will not make any sales until the shares are listed on a national securities exchange and revise to clarify that such selling stockholders will sell their shares at prevailing market prices or privately negotiated prices after the shares are listed in Nasdaq. Please also revise both cover pages to include clear disclosure of when shares covered by the resale prospectus may be sold. Clarify the order of the offerings, including when shares covered by the resale prospectus may be sold; for instance, if the selling shareholder offering will not commence until after.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of the selling shareholders prospectus.

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Our Competitive Strengths, page 1

2.	Where you highlight the “long-term and stable relationship” with your major customers on page 1 of your Prospectus Summary, please balance this disclosure by noting your reliance on these customers and quantify the amount of revenues and accounts receivable attributable to them in the most recently completed fiscal year. In this regard, we note page F-8 disclosure that three customers represented over 93% of total revenues in fiscal year 2024 and that the accounts receivable from three customers represented 70% of total assets as of March 31, 2024.

Response: In response to the Staff’s comment, we have revised our disclosure on page 67 of the Revised Draft Registration Statement.

Prospectus Summary Overview, page 1

3.	Please balance your disclosure by describing the significance of your registration as a “Group 2 Registered Specialist Trade Contractor” and state when the registration expires.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 79 – 80 of the Revised Draft Registration Statement. We further submit that the expiration date of the registration, namely March 17, 2025, is already disclosed in the table on page 79 of the Revised Draft Registration Statement.

Transfers of Cash To and From Our Subsidiaries, page 3

4.	Please revise to include your disclosure from page 6 that the PRC government may intervene or impose restrictions on your ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in your business outside of Hong Kong.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 4 and 24 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 4

5.	Please expand your Summary disclosure to discuss the limitations on investors being able to effect service of process in China or Hong Kong. Please also expand your disclosure here and beginning on page 132 to disclose the time constraints and costs that may be associated with any efforts to enforce civil liabilities in Cayman Islands, China or Hong Kong.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 4, 5 and 134 of the Revised Draft Registration Statement.

Summary of Key Risks Relating to our Ordinary Shares, page 7

6.	Please expand the last summary risk factor on page 8 to address that directors and officers who either are, or are affiliated with, your controlling shareholders may take actions that may not be in the best interests of public shareholders.

Response: In response to the Staff’s comment, we have revised our disclosure on page 43 of the Revised Draft Registration Statement.

Risk Factors, page 16

7.	In light of your disclosure on page 47 citing the “steady rise” in materials costs, including costs due to limited supplies of river sand in the People’s Republic of China, please add a risk factor regarding inflation and rising prices of raw materials, which you state may negatively impact your profit margins. Further, include disclosure in your Management’s Discussion and Analysis section to quantify the extent to which your results have been, or you expect them to be, impacted by recent inflationary pressures and describe actions planned or taken, if any, to mitigate inflationary pressures.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 18, 58 and 59 of the Revised Draft Registration Statement.

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Dividend Policy, page 49

8.	Please reconcile your statement that you do not anticipate declaring or paying any dividends in the foreseeable future with the bracketed line item “Dividend declared...” on the Consolidated Statement of Cash Flows on page F-6 that suggests you may declare and pay a dividend, or advise.

Response: In response to the Staff’s comment, we respectfully clarify that for the years ended March 31, 2024 and 2023, no dividend was declared and the Company does not anticipate declaring or paying any dividends in the foreseeable future. We have revised our disclosure on page F-6 of the Revised Draft Registration Statement accordingly.

Capitalization, page 50

9.	Please tell us why you have not included short-term debt inclusive of Due to directors as part of your overall capitalization presented as of March 31, 2024. Additionally as you note elsewhere in your prospectus that the amount Due to directors is to be settled before listing, tell us how you plan to reflect such repayment within the Adjusted column herein, as well as elsewhere in your prospectus to the extent you anticipate using offering proceeds or an alternative source for such settlement.

Response: In response to the Staff’s comment, we have revised our disclosure on page 51 of the Revised Draft Registration Statement. We further submit that the Company does not anticipate using the offering proceeds or finding an alternative source for settlement of the short-term debt owed to our directors. The said short-term debt is expected to be settled by the Company on or before December 31, 2024 in the following ways: 1) repayment by cash (subject to the Company’s operating cashflow); and/or 2) treating the amount advanced by our directors as capital investment in the Company.

10.	Please update the capitalization table as of a date within 60 days of the filing date. Refer to Item 3.B. of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosure on page 51 of the Revised Draft Registration Statement. The relevant figures in the capitalization table will be inserted by the Company in due course.

Business, page 65

11.	Please tell us what consideration you gave to providing disclosures related to your order backlog, in this section or within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 20 – 21 and 58 – 59 of the Revised Draft Registration Statement. We further submit that in determining whether to disclose order backlog, we primarily considered the materiality of this information to investors and its relevance to understanding the Company’s future performance and financial condition. Our order backlog disclosure represents the cumulative value of the projects that we have contracted to perform but have not yet completed. These projects are in various stages of development, ranging from initial planning to final construction, and typically include ongoing projects, those scheduled for the future. However, our backlog is not necessarily a reliable indicator of future direct revenue and the Company might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time (the risk of which has also been disclosed in the Revised Draft Registration Statement as aforementioned).

Our Customers, page 73

12.	Please identify the three customers who together accounted for more than 93% of total revenues for the year ended March 31, 2024 and the two customers who together accounted for more than 97% of total revenues for the year ended March 31, 2023. Additionally, disclose the material terms of any agreements with these customers.

Response: In response to the Staff’s comment, we have revised our disclosure on page 75 of the Revised Draft Registration Statement.

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Related Party Transactions, page 99

13.	Please revise to include reorganization transactions which involved the company, two of your directors, namely Tse Shing Fun and Tse Tsz Tun, and the entity they collectively own, Fung & Tun Limited.

Response: In response to the Staff’s comment, we have revised our disclosure on page 101 of the Revised Draft Registration Statement.

14.	revise to include disclosure with respect to any presently proposed transaction, such as the transactions referenced on page F-6 involving a “dividend and declared and offsetting against due from major shareholder.” See Item 7.B.1 of Form 20-F, required by Item 4.a of Form F-1.

Response: In response to the Staff’s comment, we respectfully clarify that for the years ended March 31, 2024 and 2023, no dividend was declared and the Company does not anticipate declaring or paying any dividends in the foreseeable future. We have revised our disclosure on page F-6 of the Revised Draft Registration Statement accordingly.

Audited Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

15.	We note you reflect 12,500,000 ordinary shares as reflected as of both March 31, 2024 and 2023. Please address the following:

-	Confirm whether the issuance of 11,499,998 shares in June 2024 were akin to a share split, and whether the issuance of such shares impacted the ownership percentages of Messers. SF Tse and TT Tse;

Response: In response to the Staff’s comment, we respectfully clarify that the issuance of 11,499,998 shares to Fung & Tun Limited (jointly owned by Mr. SF Tse and Mr. TT Tse) in June 2024 was not akin to a share split. Before the issuance of 11,499,998 shares in June 2024, Mr. SF Tse and Mr. TT Tse are the controlling shareholders (holding 100% equity interests in the Company). At or around the same time of the issuance of 11,499,998 shares to Mr. SF Tse and Mr. TT Tse, the Company had also issued 500,000 shares each to Vision Win Enterprises Limited and Main Works International Limited, who are pre-IPO investors of the Company, at a consideration of HK$640,000 on June 14, 2024. Although Mr. SF Tse and Mr. TT Tse’s ownership percentage was slightly diluted from 100% to 92% subsequent to the aforesaid events, they remained as the controlling shareholders of the Company. Accordingly, our disclosure in “Consolidated Statements of Change in Shareholders’ Equity” was updated to reflect the outstanding ordinary shares of 11,500,000 shares.

-	You appear to present the separate issuances of 500,000 ordinary shares each to two unrelated third parties on June 14, 2024 for consideration of HK$640,000; however these appear to be non-recognized subsequent events. To the extent you continue to believe such share issuances are to be included in total issued and outstanding shares as of March 31, 2024, tell us the accounting literature relied upon; your response should specifically address your consideration of ASC 855-10-25-3 and ASC 855-10- 55-2.a.

Response: In response to the Staff’s comment, we have revised our disclosure on pages F-3, F-4, F-5 and F-7, F-22 and F-24 of the Revised Draft Registration Statement.

We respectfully clarify that the issuance of 500,000 ordinary shares each to Vision Win Enterprises Limited and Main Works International Limited on June 14, 2024 are considered non-recognized subsequent events in accordance with ASC 855-10-25-3 and ASC 855-10-55-2.a, because these issuances were made to unrelated third parties and do not constitute a common control transaction. As such, these events are classified as non-recognized subsequent events in accordance with ASC 855-10-25-3 and ASC 855-10-55-2.a. Consequently, these transactions have not been reflected in the financial position or in the total issued and outstanding shares as of March 31, 2024. Specifically, these shares were issued to third parties who are not part of the common control group. As such, the share issuances occurred after the balance sheet date of March 31, 2024, and were not the result of conditions that existed as of that date. Given that these transactions were independent of the controlling shareholders and involved unrelated third parties, they do not fall under common control transactions and are therefore appropriately classified as non-recognized subsequent events. As such, these shares have been disclosed as subsequent events in our financial statements, without being included in the total issued and outstanding shares as of March 31, 2024 (see note 14 “Subsequent Events” on page F-24 of the Revised Draft Registration Statement). The financial impact of these transactions, including the increase in common stock and additional paid-in capital, will be recognized in the Company’s financial statements for the period in which the transactions occurred. Despite the dilution, the Company’s controlling shareholders continue to hold a 92% ownership interest and maintain control over the Company. We believe this treatment is consistent with the relevant accounting guidance, and we have ensured that the impact of these share issuances is transparently disclosed to users of our financial statements.

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Consolidated Statements of Cash Flows, page F-6

16.	We note a placeholder for Dividend declared and offsetting against due from major shareholder under Supplemental of Non-Cash Financing Activities. Please revise to provide such audited amount or advise.

Response: In response to the Staff’s comment, we respectfully clarify that for the years ended March 31, 2024 and 2023, no dividend was declared and the Company does not anticipate declaring or paying any dividends in the foreseeable future. We have revised our disclosure on page F-6 of the Revised Draft Registration Statement accordingly.

Notes to Consolidated Financial Statements 2. Summary of Significant Accounting Policies, page F-10

17.	We note your disclosures pertaining to Contract Assets and Revenue Recognition from Provision of Construction Services on pages F-10 and F-11, as well as your discussion of Revenue Recognition including additional disclosure regarding Contract Assets on pages F-15 and F-16. Please advise on your accounting policy regarding revenue recognition and revise as necessary.

Response: In response to the Staff’s comment, we respectfully submit that we have disclosed information pertaining to Contract Assets and Revenue Recognition from Provision of Construction Services on pages F-10 and F-11 under the “Use of Estimates” section because the recognition and measurement of contract assets involve significant management judgment and estimation. Additionally, we have updated the subtopic to “Contract Assets, and Contingent Retainage” on page F-10 of the Revised Draft Registration Statement to better reflect the nature of the estimates involved, particularly regarding retainage that is contingent upon future performance. The disclosures on pages F-15 and F-16, under Critical Accounting Policies provide further explanation of our Revenue Recognition Policy, which is in line with ASC 606. These sections focus on the detailed accounting policies we apply across all contracts, ensuring compliance with the relevant accounting standards.

Please contact Sanny Choi of CFN Lawyers LLC at +1 (646) 386 8128 with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Sanny Choi
Name:	Sanny Choi
Title:	Managing Counsel